
06013070

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION ON 21 APRIL 2006 PURSUANT TO PART VI OF THE ACT, FROM MFS INVESTMENT MANAGEMENT ("MFS") THAT THE INTERESTS ON 20 APRIL 2006 OF MFS AND ITS AFFILIATES, LISTED BELOW, HAVE INCREASED TO 27,119,911 ORDINARY SHARES OF 28⅓P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 4.41% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

MFS HAS ADVISED THAT THE AGGREGATED SHARE HOLDING OF EACH ENTITY IS AS FOLLOWS:-

	SHARES
MFS INVESTMENT MANAGEMENT (MFS)	13,383,497
MFS INSTITUTIONAL ADVISORS, INC. (MFSI)	10,519,215
MFS INTERNATIONAL LTD. (MIL)	430,918
MFS INTERNATIONAL (U.K.) LTD. (MIL U.K.)	275,548
MFS INVESTMENT MANAGEMENT K.K. (MIM K.K.)	2,407,340
MFS INVESTMENT MANAGEMENT (LUX) S.A. (MIM LUX)	103,393
TOTAL	27,119,911

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY FROM LEHMAN BROTHERS, PURSUANT TO PART VI OF THE ACT, THAT AS AT 17 APRIL 2006 LEHMAN BROTHERS INTERNATIONAL (EUROPE) NO LONGER HAVE A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.

Ladbrokes PLC

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") TODAY RECEIVED NOTIFICATION PURSUANT TO PART VI OF THE COMPANIES ACT 1985, FROM LEGAL & GENERAL INVESTMENT MANAGEMENT LIMITED ("L&G") THAT ITS INTEREST ON 12 APRIL 2006 HAD DECREASED TO 62,917,165 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES"), WHICH INTERESTS REPRESENTED 3.61% OF THE ISSUED SHARE CAPITAL OF THE COMPANY. L&G HAVE ADVISED THAT THE REGISTERED HOLDERS AND THE NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:

	SHARES
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 914945	578,112
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 923363	454,610
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942199	796,023
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942229	796,023
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942217	785,750
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942205	765,866
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942175	782,850
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942187	825,435
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245	4,680,173
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206	38,140,231
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 969995	3,763,114
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 904332	330,942

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 916681	83,227
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 922437	6,300
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 754612	2,453,221
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866203	3,021,833
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 282605	1,313,985
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509	2,409,033
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 766793	290,970
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 824434	123,240
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 924422	308,534
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 985551	207,693
TOTAL	62,917,165

Ladbrokes PLC

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

LADBROKES PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY FROM CREDIT SUISSE ("CS"), PURSUANT TO PART VI OF THE ACT, THAT AS AT 18 APRIL 2006 CS AND ITS SUBSIDIARIES NO LONGER HAVE A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.